12010289

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 27 2012

Washington, DC
120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th floor
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard Suite 500	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N.A.

Signature

CEO
Title

SEE ATTACHMENT
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23 day of February,

2012 by Donald M Bizub,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] (Notary seal)

TAMAR MAKARIAN
Commission # 1955030
Notary Public - California
Los Angeles County
My Comm. Expires Oct 30, 2015

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

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(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date __________

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(Additional information)

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WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Western International Securities, Inc.

We have audited the accompanying statement of financial condition of Western International Securities, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 22, 2012

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Cash and cash equivalents	$ 1,439,247
Commissions receivable	636,974
Due from registered representatives	318,457
Deposits at clearing brokers	355,784
Due from clearing brokers	121,314
Securities owned, at fair value	1,865,705
Property and equipment, net	226,767
Deposits and other assets	199,010
Deferred tax assets	200,837
	$ 5,364,095
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to clearing broker	$ 562,096
Commissions payable	1,076,021
Accounts payable and accrued expenses	1,238,551
Securities sold short, not yet purchased, at fair value	258,334
Income taxes payable	307,315
Total liabilities	3,442,317
Stockholder's equity	
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	927,567
Retained earnings	994,181
Total stockholder's equity	1,921,778
	$ 5,364,095

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the "Company") was incorporated in the state of Colorado in 1995 as a wholly-owned subsidiary of Concept Brokerage Holding Corporation (the "Parent"). The Company is a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Commodity Futures Trading Commission ("CFTC"), and complies with the requirements of the Commodity Exchange Act ("CEAct"). The Company executes and clears its securities transactions on a fully disclosed basis with clearing brokers.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers its investments in short-term money market funds to be cash equivalents.

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

<u>Municipal Bonds</u>

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations, and pricing models that factor in, where applicable, observable inputs such as interest rates, yields, and spreads. If observable inputs for a specific bond are not available, pricing models used consider inputs from similar bonds that have comparable interest rates, maturity, yields, credit risk, etc. These bonds are generally categorized in Level 1 or 2 of the fair value hierarchy.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

Commission and principal transaction income includes commission revenue from introducing trades and markup revenue from riskless principal trades. Money management fees represent "wrap" fee account revenue charged quarterly in advance. Other income includes various fees and shared revenues associated with customer accounts, interest income, realized and unrealized gains and losses on Company proprietary trading accounts, and other items. Income from commissions on securities transactions is recorded on an accrual basis.

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from clearing brokers. No allowance was deemed necessary as of December 31, 2011 since the Company has determined all commissions receivable to be collectible.

Commissions payable represents commissions earned by the Company's advisors but not yet paid by the Company.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Property and Equipment

Property and equipment, consisting of computer equipment, furniture and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Betterments to property and equipment are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Method
Furniture	5 years	Straight-line
Computer equipment	5 years	Straight-line
Leasehold improvements	5 years	Straight-line
Computer software	3 years	Straight-line

In accordance with GAAP, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2011, management has determined that the Company's assets are not impaired.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statements provide for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

1. Nature of operations and summary of significant accounting policies (continued)

Subsequent Events

This financial statement was approved by management and available for issuance on February 22, 2012. Subsequent events have been evaluated through this date.

2. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces its securities transactions to J.P. Morgan Clearing Corporation and Pershing LLC, its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor, per institution.

3. Fair value measurements

The Company's assets and liabilities, recorded at fair value, have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets				
State and municipal obligations				
California	$ 231,205	$ 4,908	$ -	$ 236,113
Colorado	170,513	5,377	-	175,890
Illinois	132,871	21,118	-	153,989
Washington	108,358	-	-	108,358
New Jersey	105,426	-	-	105,426
Other	699,170	171,309	-	870,479
Equity securities	100,002	-	-	100,002
Corporate obligations	115,448	-	-	115,448
Securities owned, at fair value	$ 1,662,993	$ 202,712	$ -	$ 1,865,705
Liabilities				
Corporate obligations	$ 145,392	$ -	$ -	$ 145,392
State and municipal obligations	100,995	11,947	-	112,942
Securities sold short, not yet purchased, at fair value	$ 246,387	$ 11,947	$ -	$ 258,334

Realized gains and losses are included in commission and principal transaction income in the statement of operations. The change in unrealized gains (losses) for the year ended December 31, 2011 for investments still held at December 31, 2011 is reflected in other income in the statement of operations.

4. Securities sold short

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in this financial statement. The Company is not exposed to this risk to the extent it holds offsetting long positions which have a fair value of approximately $73,000 at December 31, 2011.

5. Property and equipment

Property and equipment consist of the following as of December 31, 2011:

Computer equipment	$	341,114
Furniture		316,260
Computer software		65,202
Leasehold improvements		29,272
		751,848
Less accumulated depreciation		(525,081)
Property and equipment, net	$	226,767

Total depreciation expense for the year ended December 31, 2011 was $115,770.

6. Commitments and contingencies

Commitments

The Company leases office space at its headquarters in Pasadena, California and other locations under non-cancellable operating leases expiring from 2011 to 2018. As of December 31, 2011, the Company's future minimum rental commitment is as follows:

Year Ending December 31,		
2012	$	516,039
2013		479,256
2014		348,415
2015		67,377
2016		69,398
Thereafter		95,541
	$	1,576,026

Total rental expense for the year ended December 31, 2011 was $942,932.

Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial statement or results of operations.

7. Due to/from clearing brokers

Due from clearing brokers represents cash balances at the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold short.

Amounts due to broker represents obligations for unsettled trades and margin borrowings that are collateralized by the Company's securities, the fair values of which exceed the amounts borrowed. Refer to Note 2 regarding risks associated with borrowings.

8. Income taxes

The components of income taxes for the year ended December 31, 2011 are as follows:

Current	
Federal	$ 815,962
State	227,177
	1,043,139
Deferred	
Federal	(74,451)
State	(21,114)
	(95,565)
Provision for income taxes	$ 947,574

The following tabulation reconciles the federal and state statutory tax rate to the Company's effective rate:

	Amount	%
Federal statutory rate (approximate)	$ 765,162	34.0
State statutory rate (approximate)	131,302	5.8
Meals and entertainment	32,091	1.4
Municipal interest	(31,831)	(1.4)
Provision to return adjustment	50,850	2.3
Provision for income taxes	$ 947,574	42.1

The net deferred tax asset of $200,837 is the result of timing differences between book and taxable income related mostly to depreciation, unrealized gains and losses, and state income taxes. In assessing the realizable portion of the deferred tax asset, the Company considered whether it is more likely than not that some portion or all of the deferred tax asset will be realized. The Company anticipates future taxable income, thus no valuation allowance against the net deferred tax asset has been recorded.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. As of December 31, 2011, the Company's net capital was approximately $812,000, which was approximately $642,000 in excess of its minimum requirement of approximately $170,000.

10. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers.

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011